MODENA I INC.

735 Don Mills Rd. #1405

Toronto, Ontario M5N 1E7

 (647) 435-9852

February 4, 2009

BY EDGAR AND

FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:  Sean Donahue

Re:

Modena I, Inc.

Registration Statement on Form S-1
Filed on December 31, 2008
File Number 333-156272

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Modena I, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00pm on February 6, 2009, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

MODENA I, INC. By: /s/ Sang Ho Kim Name: Sang Ho Kim Title: Chief Executive Officer, President, Chief Financial Officer, Treasurer and Director (Principal Executive, Financial and Accounting Officer)
By: /s/ Surendram Shanmugam Name: Surendram Shanmugam Title: Director